April 30, 2020

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On February 21, 2020, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of PFG BNY Mellon® Diversifier Strategy Fund, PFG JP Morgan® Tactical Aggressive Strategy Fund, PFG JP Morgan® Tactical Moderate Strategy Fund, PFG Meeder Tactical Strategy Fund, PFG MFS® Aggressive Growth Strategy Fund, PFG Balanced Strategy Fund, PFG Equity Strategy Fund, PFG Global Strategy Fund, and PFG Active Core Bond Strategy Fund (each a “Fund”, and collectively, the “Funds”). In a telephone conversation on April 8, you provided comments to the Registration Statement and Thompson Hine LLP (“Thompson Hine”) responded on the Trust’s behalf on April 27, 2020. On April 29, 2020, you and Brian Doyle-Wenger discussed additional comments on the Registration Statement. Below, please find a summary of those comments and the Registrant’s response.

General

1.	Comment: Please ensure that each Fund’s series class identifier has been updated to match the new name of each Fund.

Response: The Registrant affirms that all series class identifiers will be updated.

2.	Comment: The Staff notes that the Registrant deleted the disclosure stating: “The Fund may invest … without regard to any particular style or sector exposure”. Please consider deleting the Funds’ sector risk disclosure

Response: The Registrant notes that it is not the Fund’s intention to invest with regard to sector. That said, the Fund’s investment, from time to time, may become focused in a particular sector as a result of the Fund’s investment in Underlying Funds. Accordingly, the Registrant believes that providing for sector risk is reasonable.

3.	Comment: Please revise the Rational Analysis disclosure by clarifying whether the Adviser uses Rational Analysis to select Underlying Funds or individual securities.

Response: “Rational Analysis” is the Adviser’s proprietary investment research process whereby the Adviser integrates ~~the optimal~~ elements of Fundamental Analysis, Technical Analysis and

Quantitative Analysis into a “Rational” decision-making model, in selecting Underlying Funds ~~securities~~ for the Fund.

·Technical Analysis is a method of evaluating ~~securities~~ an Underlying Fund by analyzing statistics generated by market activity, such as past prices and volume. Technical analysis uses charts and other tools to identify patterns that can suggest future activity of an Underlying Fund ~~security~~. The use of charts and patterns to forecast future market activity is a different approach than a fundamental analysis of an Underlying Fund ~~security~~, which seeks to measure the intrinsic value of an Underlying Funds ~~security~~. The Adviser uses Technical Analysis as an important factor in determining whether to sell an Underlying Fund ~~security~~.

·Fundamental Analysis is a method of evaluating an Underlying Fund ~~security~~ by attempting to measure the intrinsic value of an Underlying Fund, by examining economic, financial and other qualitative and quantitative factors. Fundamental analysis attempts to examine all of the factors that can affect the value of an Underlying Fund ~~security~~, including macroeconomic factors (like the overall economy and industry conditions) and factors specific to an Underlying Fund ~~individual security~~ (such as the financial condition and management of a company). Fundamental analysis is an essential factor in making decisions to buy an Underlying Fund ~~security~~, as the analysis can reveal weaknesses or limits in a technical analysis or a quantitative analysis of an Underlying Fund ~~security~~.

·Quantitative Analysis: The Adviser uses mathematic analytics and quantitative modeling of an Underlying Fund. The mathematical and statistical calculations include an analysis of Beta, standard deviation, Sharpe ratios, among others. A quantitative analysis is useful in providing another perspective on how to view the value of an Underlying Fund ~~security~~ and, because the analysis is driven by quantitative calculations, the analysis removes the emotion from the decision-making process.

4.	Comment: Please provide a plain-english explanation of the terms “optimal elements” and “most useful information”.

Response: The Registrant has deleted both terms.

5.	Comment: Please revise the existing disclosure to include information about each Fund’s fund of fund structure and each Fund’s investments in the underlying funds.

Response: Additional disclosure regarding each Fund’s Underlying Funds will be provided in the Funds’ definitive prospectus.

6.	Comment: Please revise the disclosure by including the contact information where a shareholder can contact to receive a copy of the Underlying Funds’ prospectuses.

Response: The Registrant respectfully declines to revise the existing disclosure.

7.	Comment: Please ensure that all charts in the Funds’ statement of information are updated per the requirements of Form N-1A.

Response: The Registrant confirms that all of the charts in the Funds’ statement of information will be updated per the requirements of Form N-1A.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla